Exhibit 99.1

Custodian Ventures Announces 5.1% Ownership Interest in Equus Total Return, Inc.

NEW YORK, July 20, 2021, Custodian Ventures LLC (together with its affiliates, “Custodian Ventures” or “we”), today filed a Schedule 13D announcing its acquisition of approximately 5.1% of the common stock outstanding of Equus Total Return, Inc. (NYSE: EQS) (“EQS” or the “Company”). David E. Lazar, Chief Executive Officer of Custodian Ventures, issued the following statement:

“We invested in EQS due to the Company’s stated intention to pursue a transformative transaction that would result in its restructuring into an operating company and the steps that management and the Board of Directors have taken to date to facilitate such a potential strategic transformation. We will continue to monitor the Company’s developments and encourage its leadership to build on the forward progress it has already made on its current strategy.”

About Custodian Ventures

Custodian Ventures LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its Chief Executive Officer, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
David@activistinvestingllc.com